SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                     Superior National Insurance Group, Inc.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    868224106
                                 (CUSIP Number)

                           Capital Z Management, Inc.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 898-8700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 10, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 868224106
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Financial Services Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00 - Contributions from Partners

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF                  -0-

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      5,276,960
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      -0-

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      5,276,960


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,276,960


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not applicable                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.46%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 868224106
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF                  -0-

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      5,276,960 (1)
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      -0-

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      5,276,960 (1)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,276,960 (1)


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.46%

14        TYPE OF REPORTING PERSON

          PN

(1) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

                                  SCHEDULE 13D

CUSIP No. 868224106
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

                            7         SOLE VOTING POWER
           NUMBER OF                  -0-

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      5,276,960 (1)
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      -0-

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      5,276,960 (1)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,276,960 (1)


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.46%

14        TYPE OF REPORTING PERSON

          PN

(1) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities of Superior National Insurance Group, Inc., a Delaware corporation (the "Company"), to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 26601 Agoura Road, Calabasas, California 91302.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."). Cap Z Fund II, Cap Z L.P. and Cap Z Ltd. are sometimes hereinafter collectively referred to as the "Reporting Persons."

         (b) - (c)

         CAP Z FUND II

         Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of financial services entities. The principal business address of Cap Z Fund II, which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Fund II, is set forth below.

         CAP Z L.P.

         Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Cap Z Fund II. The principal address of Cap Z Ltd., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

         CAP Z LTD.

         Cap Z Ltd. is a Bermuda corporation, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

CUSIP NO. 868224106

                                                                                      PRINCIPAL OCCUPATION OR
             NAME                              BUSINESS ADDRESS                              EMPLOYMENT
-----------------------------    -----------------------------------------    ------------------------------------------
Steven M. Gluckstern             One Chase Manhattan Plaza, 44th Floor        Chairman of the Board of Directors of
                                 New York, New York  10005                    Capital Z Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Robert A. Spass                  One Chase Manhattan Plaza, 44th Floor        Deputy Chairman of the Board of
                                 New York, New York  10005                    Directors of Capital Z Management,
                                                                              Inc. and Capital Z Partners, Ltd.
Laurence W. Cheng                One Chase Manhattan Plaza, 44th Floor        President and a Director of
                                 New York, New York  10005                    Capital Z Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Bradley E. Cooper                One Chase Manhattan Plaza, 44th Floor        Senior Vice President and a Director of
                                 New York, New York  10005                    Capital Z Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Mark K. Gormley                  One Chase Manhattan Plaza, 44th Floor        Senior Vice President and a Director of
                                 New York, New York  10005                    Capital Z  Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Adam M. Mizel                    One Chase Manhattan Plaza, 44th Floor        Senior Vice President and a Director of
                                 New York, New York  10005                    Capital Z  Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Paul H. Warren                   One Chase Manhattan Plaza, 44th Floor        Senior Vice President and a Director of
                                 New York, New York  10005                    Capital Z  Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Scott M. Delman                  One Chase Manhattan Plaza, 44th Floor        Senior Vice President and a Director of
                                 New York, New York  10005                    Capital Z  Management, Inc. and
                                                                              Capital Z Partners, Ltd.
David A. Spuria                  One Chase Manhattan Plaza, 44th Floor        General Counsel and Secretary of
                                 New York, New York  10005                    Capital Z Management, Inc. and
                                                                              Capital Z Partners, Ltd.
Roland V. Bernardon              One Chase Manhattan Plaza, 44th Floor        Chief Financial Officer and Treasurer
                                 New York, New York  10005                    of Capital Z Management, Inc. and
                                                                              Capital Z Partners, Ltd.

         Capital Z Management, Inc. is a Bermuda corporation, the principal business of which is performing investment management services for Cap Z Fund II and its portfolio companies. The principal business address of Capital Z Management, Inc. is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future

CUSIP NO. 868224106
violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 6 below, on December 10, 1998 Cap Z Fund II purchased an aggregate of 5,276,960 shares of Common Stock for an aggregate purchase price of $88,389,080. Cap Z Fund II used contributions from its partners to fund such purchase.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes. The Reporting Persons do not intent to obtain control (as defined in Rule 12b-2 of the Exchange Act) of the Company.

         The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)

         CAP Z FUND II

         Cap Z Fund II may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,276,960 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,906,882 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 29.46% of the outstanding shares of Common Stock.

         CAP Z L.P.

         In its capacity as the sole general partner of Cap Z Fund II, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,276,960 shares of

CUSIP NO. 868224106

Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,906,882 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 29.46% of the outstanding shares of Common Stock.

         CAP Z LTD.

         In its capacity as the sole general partner of Cap Z L.P., the sole general partner of Cap Z Fund II, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,276,960 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 17,906,882 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 29.46% of the outstanding shares of Common Stock.

         Schedule 1 hereto, which is hereby incorporated by reference, contains the information required by Item 5(a) of Schedule 13D of the Exchange Act for each person named in Item 2 for whom such information is not set forth above.

         (b)

         CAP Z FUND II

                1.       Sole power to vote or to direct
                         the vote                                        -0-

                2.       Shared power to vote or to direct
                         the vote                                      5,276,960

                3.       Sole power to dispose or to direct
                         the disposition                                 -0-

                4.       Shared power to dispose of or to
                         direct the disposition                        5,276,960

         CAP Z L.P.

                1.       Sole power to vote or to direct
                         the vote                                        -0-

                2.       Shared power to vote or to direct
                         the vote                                      5,276,960

                3.       Sole power to dispose or to direct
                         the disposition                                 -0-

                4.       Shared power to dispose of or to
                         direct the disposition                        5,276,960

CUSIP NO. 868224106

         CAP Z LTD.

                1.       Sole power to vote or to direct
                         the vote                                        -0-

                2.       Shared power to vote or to direct
                         the vote                                      5,276,960

                3.       Sole power to dispose or to direct
                         the disposition                                 -0-

                4.       Shared power to dispose of or to
                         direct the disposition                        5,276,960

         Schedule 1 hereto, which is hereby incorporated by reference, contains the information required by Item 5(b) of Schedule 13D of the Exchange Act for each person named in Item 2 for whom such information is not set forth above.

         (c) Except as set forth herein, in Schedule 1 hereto or in the Exhibits filed herewith, to the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person. To the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), only such persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         Pursuant to the Stock Purchase Agreement, dated as of May 5, 1998 (the "1998 Stock Purchase Agreement"), among the Company, Cap Z Ltd., Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), and Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda"), on December 10, 1998, Cap Z Fund II purchased an aggregate of 5,276,960 shares of Common Stock for an aggregate purchase price of $88,389,080. Cap Z Ltd. had previously assigned its rights and obligations under the 1998 Stock Purchase Agreement to Cap Z Fund II. The description of the 1998 Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the 1998 Stock Purchase Agreement, which is incorporated by reference to Annex C of the Company's Proxy Statement, dated October 16, 1998, filed with the Securities and Exchange Commission.

         As more fully described in Section 4.2 of the 1998 Stock Purchase Agreement, so long as the shares of Common Stock owned by Cap Z Fund II, IP Delaware and IP Bermuda (collectively, the "Purchasers") and their respective Associates (as hereinafter defined), directly or indirectly, represent

CUSIP NO. 868224106

15% (the "15% Threshold") of the outstanding shares of the Company on a fully diluted basis (including, without limitation, the Company's 14.5% Senior Subordinated Voting Notes due April 1, 2002 (the "Voting Notes")), the Company and the Purchasers agree as follows:

         (a) Pursuant to Section 4.2(a) of the 1998 Stock Purchase Agreement, the Purchasers agreed with respect to themselves and any person or entity that controls, is under common control with, or is controlled by any of the Purchasers or such persons or entities, and all individuals who are officers, directors or control persons of any such entities, including any of the Purchasers, that are not signatories to the 1998 Stock Purchase Agreement (collectively, "Associates") that the Purchasers and the Purchaser's Associates will not, subject to certain exceptions set forth in Section 4.2 of the 1998 Stock Purchase Agreement, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any shares of Common Stock or voting securities of the Company (or direct or indirect rights or options to acquire any such securities); (ii) enter, agree to enter into or propose to enter into, directly or indirectly, any merger or business combination involving the Company; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or consent to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; or (iv) form, join or in any way participate in a "group" (within the meaning of Section 13d-3 of the Exchange Act) with any persons not referenced to in Section 4.2 of the 1998 Stock Purchase Agreement with respect to any of the foregoing; provided, however, that nothing in Section 4.2(a) of the 1998 Stock Purchase Agreement restricts any Purchaser or any of its Associates from (A) acquiring shares of Common Stock or voting securities as a result of a stock split, stock dividend or similar recapitalization of the Company, (B) exercising the Common Stock Purchase Warrants issued pursuant to the 1998 Stock Purchase Agreement, the warrant issued to International Insurance Advisors, Inc. pursuant to the Note Purchase Agreement, dated as of March 31, 1992, among the Company and each of the several purchasers listed on Schedule I thereto, the warrant issued to CentreLine Reinsurance Limited pursuant to the Preferred Securities Purchase Agreement, dated as of June 30, 1994, among the Company, Superior National Capital Holding Corporation, Superior National Capital, L.P. and Centre Reinsurance Services (Bermuda) III Limited, and any other warrants with respect to any capital stock of the Company issued prior to the date of the 1998 Stock Purchase Agreement (or any preemptive rights granted pursuant to any of them), (C) making, or in any way participating, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Exchange Act) in connection with the election to the Board of Directors of directors nominated by any Purchaser or any of its Associates (to the extent not otherwise inconsistent with the 1998 Stock Purchase Agreement) or (D) with respect to a tender or exchange offer or a merger or other business combination involving the Company (a "Business Combination"), which was initiated without the encouragement by or the participation of any Purchaser or any of its Associates, making a tender or exchange offer or a proposal with respect to a Business Combination, or forming, joining or participating as a "group" to make such offer or proposal, in either case upon more favorable terms than those of the unsolicited tender or exchange offer or Business Combination; and provided, further, that nothing contained in Section 4.2(a) of the 1998 Stock Purchase Agreement affects or impairs the right of any director of the Company to (x) act as a member of the Board of Directors or any committee thereof or (y) take any action necessary or advisable to carry out his obligations and duties as a director of the Company. Notwithstanding anything to the contrary contained in the 1998 Stock Purchase Agreement, nothing in Section 4.2(a) (I) prohibits or restricts any Associate who is a director of the Company from acquiring, in one or more transactions, in his individual capacity, an aggregate of 25,000 shares of Common Stock so long as such acquisition does not violate any provision of the Company's charter as in effect from time to time or
(II) prohibits or restricts

CUSIP NO. 868224106
ordinary trading transactions on behalf of third party clients by an Associate engaged in the investment management business.

         (b) The limitations set forth in Section 4.2(a) of the 1998 Stock Purchase Agreement and described in paragraph (a) above may be waived by the affirmative vote of the nearest whole number representing 66 2/3 % or more of
(i) the directors of the Company, excluding from the total number of directors voting those who are Associates of any Purchaser or (ii) the shares of the Company, not including in such total number of shares voting those beneficially owned by any Purchaser and its Associates. In addition, any material business relationship between the Company and any Purchaser or any Associate of any Purchaser must be approved in the manner described in the preceding sentence.

         (c) Other than with respect to the election of directors of the Company, with respect to any vote of the stockholders of the Company on a particular matter, if the aggregate number of all shares that are voted in like manner by the Purchasers and their respective Associates are greater than 35% of the total number of shares voted, then those votes that exceed such 35% threshold will be voted in the same proportion as the other stockholders voted their shares with respect to such matter.

         In addition, subject to the 15% Threshold, as more fully described in
Section 4.2(e) of the 1998 Stock Purchase Agreement, each Purchaser agreed that the Purchasers and its Associates may not elect a total of more than five persons (or the highest number that is less than a majority of the Board of Directors, as the case may be), including the person nominated pursuant to
Section 4.4 of the Stock Purchase Agreement, dated as of September 17, 1996, as amended and restated effective as of February 17, 1997 (the "1996 Stock Purchase Agreement"), among the Company, IP Delaware and IP Bermuda, who are Associates of any Purchaser or its Associates to be directors of the Company.

         Furthermore, subject to the 15% Threshold, the Purchasers agreed not to transfer, assign, sell or otherwise dispose of (each, a "Transfer") any of its shares of Common Stock, except for Transfers made in accordance with Section 4.3 of the 1998 Stock Purchase Agreement. Pursuant to Section 4.3 of the 1998 Stock Purchase Agreement, the Purchasers may at any time Transfer any or all of their shares of Common Stock (i) to any Associate of the Purchasers, if such Associate executes and delivers to the Company, prior to any such Transfer, an instrument in form and substance reasonably satisfactory to the Company pursuant to which such Associate agrees to be bound by the provisions of Section 4.2 and Section
4.3 of the 1998 Stock Purchase Agreement, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or any successor to such rule, (iii) pursuant to a tender offer or exchange offer made by the Company or any "Affiliate" (as such term is defined in Rule 12b-2 of the Exchange Act) of the Company, (iv) pursuant to a tender offer or exchange offer initiated by any person or "group" (within the meaning of Section 13d-3 of the Exchange Act) other than the Purchasers or any Associate thereof or a Business Combination, which is approved or recommended by the Board of Directors of the Company or with respect to which the Board of Directors of the Company has announced its intention to remain neutral, (v) so long as the shares of Common Stock to be Transferred represent, in the aggregate, not greater than 10% of the outstanding Common Stock, in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act,
(vi) by the Transfer of greater than 10% of the outstanding shares of Common Stock in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act to (x) one purchaser,
(y) one purchaser and its Affiliates or (z) a "group" of purchasers, if such purchaser or purchasers of Common Stock in any such transaction or series of transactions execute and deliver to the Company prior to any such purchase or purchases an instrument in form satisfactory to the

CUSIP NO. 868224106

Company pursuant to which such purchaser or purchasers agree to be bound by the provisions of Section 4.2 and Section 4.3 of the 1998 Stock Purchase Agreement (treating such purchaser or purchasers as an "Associate" for purposes of such Sections 4.2 and 4.3), (vii) pursuant to a registration statement filed under the Securities Act pursuant to the Amended and Restated Registration Rights Agreement (as hereinafter defined), or otherwise or (viii) pursuant to a pro rata distribution to its partners.

         In connection with the 1998 Stock Purchase Agreement, the Company, Cap Z Fund II, IP Delaware and IP Bermuda entered into the Amended and Restated Registration Rights Agreement, dated as of December 10, 1998 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1. Pursuant to the Registration Rights Agreement, the Purchasers and their affiliates (as defined in Rule 12b-2 of the Exchange Act) to which shares of Common Stock are transferred have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of Common Stock owned by the Purchasers and their affiliates (a "Demand Registration"). The Company agreed to pay such expenses in connection with (i) two Demand Registrations initiated by IP Delaware or IP Bermuda and (ii) two Demand Registration initiated by Cap Z Fund II, provided, that such number of Demand Registrations may be reduced if the certain conditions set forth in Section 3(d) of the Registration Rights Agreement are satisfied. The Purchasers also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

         In connection with the 1998 Stock Purchase Agreement, the Company, Cap Z Ltd., IP Delaware, IP Bermuda, International Insurance Advisors, Inc. ("IIA"), International Insurance Investors, L.P. ("III") (including its general partner and those limited partners that are signatories to the Letter Agreement), certain individuals listed on Schedule 2 thereto (the "Management Warrantholders") and Centreline Reinsurance Limited ("Centreline"), entered into a letter agreement (the "Letter Agreement"), dated as of October 16, 1998. The description of the Letter Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 2.

         Insofar as the Letter Agreement specifically relates to the Purchasers, the Letter Agreement clarifies the relationship between the registration rights of the Purchasers under the Registration Rights Agreement and the registration rights of IIA, III, the Management Warrantholders and Centreline (collectively, the "Warrantholders") under their respective warrants. Specifically, the Letter Agreement provides that in the event of a demand registration by either the Warrantholders or the Purchasers, the other party may participate in such registration, pro rata based on the number of shares proposed to be registered. The letter agreement also provides that in the event the Company proposes to register in an underwritten offering any shares of its Common Stock, then the number of shares of Common Stock that are entitled to be included in such offering shall be allocated (i) first, to the Company for shares of Common Stock being sold for its own account, (ii) second, among requesting Warrantholders and the Purchasers, pro rata based on the number of shares requested to be included in such offering and (iii) third, to any other requesting shareholder.

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                                                                              13

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Incorporated by reference to Annex C of the   Stock Purchase Agreement, dated as
of Company's Proxy Statement, dated October   May 5, 1998, by and among Superior
16, 1998, filed with the Commission           National Insurance Group, Inc.,
                                              Insurance Partners, L.P.,
                                              Insurance Partners Offshore
                                              (Bermuda), L.P. and Capital Z
                                              Partners, Ltd.

Exhibit 1:                                    Amended and Restated Registration
                                              Rights Agreement, dated as of
                                              December 10, 1998, among the
                                              Superior National Insurance Group,
                                              Inc., Insurance Partners, L.P.,
                                              Insurance Partners Offshore
                                              (Bermuda), L.P. and Capital Z
                                              Financial Services Fund II, L.P.

Exhibit 2: Letter Agreement, dated as of October 16, 1998, among Superior National Insurance Group, Inc., Insurance Partners, L.P.,
                                              Insurance Partners Offshore
                                              (Bermuda), L.P., Capital Z
                                              Partners, Ltd. and each of the
                                              several holders of warrants of the
                                              Company signatory thereto.

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                                                                              14

                                    Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 1998

                            CAPITAL Z FINANCIAL SERVICES
                            FUND II, L.P., a Bermuda limited partnership

                            By: Capital Z Partners, L.P., a Bermuda limited
                                partnership, its General Partner

                            By: Capital Z Partners, Ltd., a Bermuda corporation,
                                its General Partner

                            By: /s/ Robert A. Spass
                                -------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board


                            CAPITAL Z PARTNERS, L.P.,
                            a Bermuda limited partnership

                            By: Capital Z Partners, Ltd., a Bermuda corporation,
                                its General Partner

                            By: /s/ Robert A. Spass
                                -------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board


                            CAPITAL Z PARTNERS, LTD.,
                            a Bermuda corporation

                            By: /s/ Robert A. Spass
                                -------------------
                                Name:  Robert A. Spass
                                Title: Deputy Chairman of the Board

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                                                                              15

                                                                      Schedule 1




                               Shares of Common        Percentage of Outstanding
Name                      Stock Beneficially Owned(1)  Shares of Common Stock(2)
----                      ---------------------------  -------------------------
Steven M. Gluckstern           32,825+(=)                         *
Robert A. Spass                48,041(3)(=)                       *
Laurence W. Cheng              32,825+(=)                         *
Bradley E. Cooper              21,343(4)(=)                       *
Mark K. Gormley                16,413+(=)                         *
Adam M. Mizel                  16,413+(=)                         *
Paul H. Warren                 19,203(5)(=)                       *
Scott M. Delman                10,504+(=)                         *
David A. Spuria                 1,395+(=)                         *
Roland V. Bernardon               523+(=)                         *

---------------------------

*        Less than 1%.

+ Represents warrants to purchase Common Stock that, for the purposes of Rule 13d-3 of the Exchange Act, are exercisable within 60 days of the date hereof. All such warrants were issued on December 10, 1998 and each such person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such warrants and the underlying shares of Common Stock.

(=) All of the warrants to purchase Common Stock issued on December 10, 1998 were issuable to Cap Z Fund II (as the assignee of Cap Z Ltd.) as a commitment fee in connection with the 1998 Stock Purchase Agreement and were issued by the Company to each such person directly in a private transaction at the instruction of Cap Z Fund II.

(1)      In each case calculated in accordance with Rule 13d-3 of the Exchange
         Act.

(2) Based on there being 17,906,882 shares of Common Stock outstanding on the date hereof (as represented by the Company to the Reporting Persons) and calculated in accordance with Rule 13d-3 of the Exchange Act.

(3) The aggregate number of shares of Common Stock that Robert A. Spass owns beneficially is 48,041 consisting of (a) 40,041 shares of Common Stock issuable upon exercise of warrants that, for purposes of Rule 13d-3 of the Exchange Act, are exercisable within 60 days of the date hereof and (b) 8,000 shares of Common Stock held directly. Mr. Spass acquired warrants to purchase 32,825 shares of Common Stock on December 10, 1998 and has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such warrants, and such underlying shares of Common Stock. Mr. Spass shares the power to vote or to direct the vote of warrants to purchase 5,580 shares of Common Stock, and such underlying shares of Common Stock, with International Insurance Advisors, Inc. ("IIA"), pursuant to the Agency and Proxy Agreement, dated March 16, 1992 (the "Agency Agreement"), among IIA and the other parties signatory thereto. Mr. Spass also shares the power to vote or to direct the vote of warrants to purchase 1,636 shares of Common Stock, and such underlying shares of Common Stock, with (a) Beach Haven Investors, Inc., ("Beach Haven") a corporation of which Mr. Spass is the sole stockholder, and (b) IIA pursuant to the Agency Agreement. Mr. Spass shares the power to dispose or to direct the disposition of warrants to purchase

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                                                                              16

         1,636 shares of Common Stock, and such underlying shares of Common Stock, with Beach Haven Investors, Inc. and has the sole power to dispose or to direct the disposition of 8,000 shares of Common Stock and warrants to purchase 5,580 shares of Common Stock, and such underlying shares of Common Stock. IIA and Beach Haven are each party to a Statement on Schedule 13G filed with the Securities and Exchange Commission with respect to the Common Stock.

(4) The 21,343 shares of Common Stock that Bradley E. Cooper owns beneficially consist of (a) 4,000 shares of Common Stock held directly, and (b) 17,343 shares of Common Stock issuable upon exercise of warrants that, for purposes of Rule 13d-3 of the Exchange Act, are exercisable within 60 days of the date hereof. Mr. Cooper acquired warrants to purchase 16,413 shares of Common Stock on December 10, 1998 and has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such warrants, and such underlying shares of Common Stock. Mr. Cooper shares the power to vote or to direct the vote of warrants to purchase 930 shares of Common Stock and the 930 shares of Common Stock issuable upon their exercise, with (a) IIA pursuant to the Agency Agreement and (b) the International Insurance Advisors, Inc. 401(K) and Pension Plans (the "IIA Pension Plans") (which hold the warrants for the benefit of Mr. Cooper, subject to IIA's revocable agency relationship). Mr. Cooper has the sole power to dispose or to direct the disposition of the 4,000 shares of Common Stock he holds directly and warrants to purchase 930 shares of Common Stock, and such underlying shares of Common Stock. IIA Pension Plans is party to a Statement on Schedule 13G filed with the Securities and Exchange Commission with respect to the Common Stock.

(5) The 19,203 shares of Common Stock that Paul H. Warren owns beneficially consist of warrants that, for purposes of Rule 13d-3 of the Exchange Act, are exercisable within 60 days of the date hereof. Mr. Warren acquired 16,413 warrants to purchase Common Stock on December 10, 1998 and has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such warrants, and such underlying shares of Common Stock. Mr. Warren shares the power to vote or to direct the vote of warrants to purchase 1,860 shares of Common Stock, and such underlying shares of Common Stock, with IIA, pursuant to the Agency Agreement. Mr. Warren also shares the power to vote or to direct the vote of warrants to purchase 930 shares of Common Stock, and such underlying shares of Common Stock, with (a) IIA pursuant to the Agency Agreement and (b) IIA Pension Plans (which hold the warrants for the benefit of Mr. Warren, subject to IIA's revocable agency relationship). Mr. Warren has the sole power to dispose or to direct the disposition of warrants to purchase 2,790 shares of Common Stock, and such underlying shares of Common Stock.

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                                                                              17

                                  EXHIBIT INDEX


              Document                                   Exhibit Number
-------------------------------------------      -------------------------------

Stock Purchase Agreement, dated as of
May 5, 1998, by and among Superior
National Insurance Group, Inc., Insurance
Partners, L.P., Insurance Partners Offshore
(Bermuda), L.P. and Capital Z Partners,
Ltd. (Incorporated by reference to
Annex C of the Company's Proxy
Statement, dated October 16, 1998, filed with the Commission)

Amended and Restated Registration Rights                      1
Agreement, dated as of December 10, 1998, among the Superior National Insurance
Group, Inc., Insurance Partners, L.P.,
Insurance Partners Offshore (Bermuda),
L.P. and Capital Z Financial Services
Fund II, L.P.

Letter Agreement, dated as of October 16,                     2
1998, among Superior National Insurance
Group, Inc., Insurance Partners, L.P.,
Insurance Partners Offshore (Bermuda),
L.P., Capital Z Partners, Ltd. and each of the several holders of warrants of the Company signatory thereto.

CUSIP NO. 868224106